Exhibit 99.1

ARC Resources Ltd. reports record second quarter results

CALGARY, July 30, 2014 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its second quarter 2014 operating and financial results.  Second quarter production averaged a record 110,165 boe per day and funds from operations were a record $295.8 million ($0.93 per share).  ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for three and six months ended  June 30, 2014 and 2013, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	295.8	201.2	588.1	403.6
Per share (2)	0.93	0.65	1.86	1.30
Net income	147.4	93.3	176.8	140.2
Per share (2)	0.47	0.30	0.56	0.45
Operating income (3)	116.9	53.9	233.9	101.6
Per share (2)	0.37	0.17	0.74	0.33
Dividends	94.8	93.4	189.3	186.3
Per share (2)	0.30	0.30	0.60	0.60
Capital expenditures, before land and net property acquisitions (dispositions)	236.1	170.7	478.1	401.9
Total Capital expenditures, including land and net property acquisitions (dispositions)	226.4	145.6	504.9	378.5
Net debt outstanding (4)	1,061.9	883.7	1,061.9	883.7
Shares outstanding, weighted average diluted	316.6	311.2	315.9	310.6
Shares outstanding, end of period	316.5	311.5	316.5	311.5
OPERATING
Production
Crude oil (bbl/d)	35,317	31,635	36,391	32,067
Condensate (bbl/d)	4,462	2,150	3,679	2,091
Natural gas (mmcf/d)	397.2	340.8	383.5	344.7
NGLs (bbl/d)	4,179	2,859	3,962	2,845
Total (boe/d) (5)	110,165	93,436	107,944	94,449
Average realized prices, prior to hedging
Crude oil ($/bbl)	102.14	89.18	98.78	86.07
Condensate ($/bbl)	103.72	91.08	102.31	96.13
Natural gas ($/mcf)	4.99	3.89	5.28	3.63
NGLs ($/bbl)	39.51	29.25	43.76	33.32
Oil equivalent ($/boe) (5)	56.44	47.36	57.16	45.59
Operating Netback ($/boe)
Commodity and other sales	56.56	47.45	57.24	45.74
Transportation expenses	(2.02)	(2.04)	(1.97)	(1.72)
Royalties	(8.02)	(7.01)	(8.21)	(6.31)
Operating expenses	(9.11)	(10.29)	(9.04)	(9.49)
Netback before hedging	37.41	28.11	38.02	28.22
Realized hedging gain (loss) (6)	(2.53)	0.16	(2.34)	0.33
Netback after hedging	34.88	28.27	35.68	28.55
TRADING STATISTICS (7)
High price	33.68	28.90	33.68	28.90
Low price	30.30	25.73	27.52	23.12
Close price	32.49	27.53	32.49	27.53
Average daily volume (thousands)	1,037	1,074	1,142	1,112

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the three and six months ended June 30, 2014 and 2013.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the three and six months ended June 30, 2014 and 2013.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three and six months ended June 30, 2014 and 2013.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Includes realized cash gains and losses on risk management contracts. In the first and second quarters of 2013, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"ARC had an exceptional second quarter. Production was up 18 per cent (16 per cent on a per share basis) to a record 110,165 boe per day relative to the second quarter of 2013.  Funds from operations were up 47 per cent (43 per cent on a per share basis) as a result of strong liquids growth and improved pricing relative to the second quarter of 2013," said Myron Stadnyk, President and CEO. "Our 2014 capital budget has been increased to $975 million, a portion of which will enable us to accelerate certain strategic initiatives in the Montney region of British Columbia."

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved record second quarter production of 110,165 boe per day, 18 per cent higher than the second quarter of 2013 and four per cent higher than the first quarter of 2014. First half production of 107,944 boe per day was 14 per cent higher than the first half of 2013. Higher second quarter and first half production was primarily attributed to production from new wells at Parkland/Tower and Sunrise, as well as continued strong production at Ante Creek. ARC expects production to increase over the course of 2014 as additional wells are drilled and tied into the new Parkland/Tower gas processing and liquids handling facility and as additional wells are brought on-stream at Sunrise. Second quarter expected production was reduced by approximately 2,400 boe per day due to turnaround, maintenance and facility optimization activities conducted by ARC and third parties at various properties. Despite second quarter downtime and the divestment of 2,400 boe per day of shallow gas production that closed in April 2014, ARC anticipates 2014 annual average production to be at the lower end of the guidance range of 110,000 to 114,000 boe per day.
•	ARC's second quarter oil and liquids production of 43,958 barrels per day was 20 per cent higher than the second quarter of 2013 and first half liquids production was a record 44,032 barrels per day, 19 per cent higher than the first half of 2013. Higher liquids production was attributed to new production at Ante Creek, Tower and Parkland.
•	Production at Parkland/Tower averaged 20,600 boe per day in the second quarter of 2014, 125 per cent higher than the second quarter of 2013 and 24 per cent higher than the first quarter of 2014. ARC brought several wells on production through the new gas processing and liquids handling facility during the second quarter, and plans to drill additional wells at Tower and Parkland in 2014 to fill the facility over the remainder of 2014.
•	Second quarter and first half 2014 commodity sales revenue of $567 million and $1.1 billion was up 41 per cent and 43 per cent, respectively, relative to comparable periods of 2013. The increase was due to higher production and higher realized crude oil and natural gas prices. ARC's realized crude oil and natural gas prices increased 15 per cent and 28 per cent, respectively, relative to the second quarter of 2013. Realized crude oil and natural gas prices were up 15 per cent and 45 per cent, respectively, relative to the first half of 2013. Crude oil and liquids production accounted for 40 per cent of production and contributed approximately 68 per cent of second quarter sales revenues.
•	Second quarter funds from operations were a record $295.8 million ($0.93 per share), up 47 per cent from the second quarter of 2013. Record first half funds from operations of $588.1 million ($1.86 per share) were up 46 per cent from the first half of 2013. The increase in second quarter and first half funds from operations was primarily due to higher production and higher crude oil and natural gas prices in 2014.
•	Operating income was $116.9 million ($0.37 per share) in the second quarter of 2014, up from $53.9 million ($0.17 per share) in the second quarter of 2013. First half operating income of $233.9 million ($0.74 per share) increased 130 per cent from the first half of 2013. Higher production and higher crude oil and natural gas prices in 2014 were the key drivers of higher operating income in 2014.
•	Second quarter and first half 2014 capital expenditures totaled $236.1 million and $478.1 million, respectively. ARC's capital program focused primarily on oil and liquids-rich opportunities at Parkland/Tower, Ante Creek, Pembina, and southeast Saskatchewan along with spending on natural gas development at Dawson and Sunrise. ARC drilled 37 gross operated wells in the second quarter of 2014 (18 oil wells, seven liquids-rich natural gas wells and 12 natural gas wells).
•	During the first half of 2014, ARC grew its total Montney landholdings in British Columbia ("BC") and Alberta from 900 net sections to approximately 950 net sections through Crown land sales and "tuck-in" acquisitions.
•	ARC divested certain non-core shallow gas assets located in southwestern Saskatchewan for gross proceeds of approximately $33 million during the second quarter of 2014. The divested properties had associated production of approximately 2,400 boe per day (100 per cent natural gas) and 56 bcf of proved plus probable natural gas reserves.
•	ARC closed the quarter with a strong balance sheet including total credit facilities of $2 billion and debt of $903.7 million drawn. ARC had available credit of $891 million after a working capital deficit. Net debt to 2014 annualized funds from operations ratio was 0.9 times and net debt was approximately nine per cent of ARC's total capitalization at the end of the second quarter; both metrics are well within ARC's target levels.
•	ARC's Board approved an increase to the 2014 capital program from $915 million to $975 million. The additional funds will primarily be allocated to certain strategic initiatives in the BC and Alberta Montney regions to test the Lower Montney zone at Dawson, initiate certain activities in anticipation of a future facility expansion at Dawson, accelerate certain projects in the latter part of 2014 to set the stage for a strong start to 2015, and to cover scope changes including tighter frac spacing and pilot initiation. The additional capital is not expected to deliver significant incremental production in 2014 due to the nature and timing of the projects; therefore ARC is maintaining full year production guidance of 110,000 to 114,000 boe per day for 2014.
•	ARC's Board of Directors approved a modification to the Dividend Reinvestment Program ("DRIP") and Stock Dividend Program ("SDP") whereby the discount applicable to common shares acquired or issued under both plans will be reduced to three per cent from five per cent. The change will take effect for the September 15, 2014 dividend payment for shareholders on record as of August 31, 2014. The DRIP and SDP are a source of funding for ARC's capital programs.

ORGANIZATIONAL UPDATE

ARC is pleased to announce the appointment of Kristen (Kris) Bibby to the position of Vice President, Finance, effective August 11, 2014.  Kris' appointment fills the vacancy created with the promotion of Van Dafoe to Senior Vice President and Chief Financial Officer in February 2014. Kris is a Chartered Accountant with over 17 years of finance and accounting experience, including seven years as Chief Financial Officer for two international oil gas companies.  ARC is pleased to welcome Kris to the team.

ECONOMIC ENVIRONMENT

ARC's 2014 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Six Months Ended
	June 30			June 30
	2014	2013	% Change	2014	2013	% Change
Brent (US$/bbl)	109.76	103.35	6	108.82	107.91	1
WTI oil (US$/bbl)	102.98	94.23	9	100.81	94.28	7
Edmonton Par (Cdn$/bbl)	105.62	92.70	14	102.64	90.46	13
Henry Hub NYMEX (US$/mmbtu) (2)	4.67	4.09	14	4.79	3.72	29
AECO natural gas (Cdn$/mcf)	4.68	3.59	30	4.72	3.34	41
Cdn$/US$ exchange rate	1.09	1.02	7	1.10	1.02	8

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in the MD&A for the three and six months ended June 30, 2014 and 2013. Prices and exchange rates presented above represent averages for the respective periods.
(2)	NYMEX Henry Hub "Last Day" Settlement.

Global crude oil prices remained strong through the second quarter of 2014 as a result of support from increased demand. WTI crude oil prices averaged US$102.98 per barrel during the second quarter of 2014, nine per cent higher than the second quarter of 2013. Brent crude oil prices remained strong throughout the second quarter on expected growth in global crude oil demand and ongoing geopolitical uncertainty. The benchmark Canadian light crude oil price, Edmonton Par, averaged $105.62 per barrel in the second quarter of 2014, 14 per cent higher than the second quarter of 2013. The WTI/Edmonton Par differential averaged a discount of US$6.13 per barrel during the second quarter of 2014. As compared to 2013, the volatility associated with Canadian crude oil differentials during the first half of 2014 was less significant due to commissioning of certain pipeline and infrastructure projects and strong refinery utilization. Additional pipeline and infrastructure projects and increased crude oil rail capacity are anticipated in 2014, and are expected to further alleviate certain bottlenecks. However, in the near-term, crude oil differentials may experience continued volatility until additional infrastructure capacity is available to meet the growing North American production level.

North American natural gas prices increased substantially in 2014 with the second quarter NYMEX Henry Hub ("NYMEX") and AECO monthly ("AECO") prices approximately 14 per cent and 30 per cent higher than second quarter 2013 levels, respectively. While ARC's diversified sales portfolio provides price exposure to a variety of markets, ARC's realized price on natural gas is primarily referenced to the AECO Hub. The AECO/NYMEX differential narrowed significantly in the first quarter of 2014 due to a prolonged cold winter that resulted in high western Canadian exports to the US and record intra-Alberta demand. As a result, Alberta natural gas inventories were drawn down to multi-year lows. Despite record North American natural gas production, natural gas inventories remained at low levels through the second quarter, therefore supporting domestic natural gas prices. Over the long-term, ARC expects demand for natural gas to increase due to the potential export of liquefied natural gas, increased natural gas power generation, increased exports to Mexico, and increased usage from the transportation and industrial sectors.

The devaluation of the Canadian dollar relative to the US dollar, which started in 2013 and continued through the first half of 2014, was attributed to a strengthening of the US economy relative to the Canadian economy. In particular, higher growth and employment rates in the US resulted in easing of the Federal Reserve's financial stimulus program. Given that North American crude oil and natural gas benchmark prices are denominated in US dollars, the strengthening of the US dollar has a positive impact on the revenues received by western Canadian producers. Movement in the Cdn$/US$ exchange rate also impacts the value of ARC's long-term debt given that approximately 79 per cent of ARC's total debt outstanding is denominated in US dollars.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2014, ARC will take steps to mitigate these risks and protect its strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's second quarter and first half 2014 funds from operations of $295.8 million ($0.93 per share) and $558.1 million ($1.86 per boe) were up 47 per cent and 46 per cent, respectively, relative to comparable periods of 2013.  Higher 2014 funds from operations were attributed to higher production and higher crude oil and natural gas prices, offset in part by higher royalties, transportation and operating costs, which were largely attributed to increased production levels. Hedging losses and higher current income tax expense, attributed to higher commodity prices, partially offset the gains from higher production and commodity prices in the second quarter and first half of 2014.

The following table details the change in funds from operations for 2014 relative to 2013.

	Three Months Ended		Six Months Ended
	June 30		June 30
	$ millions	$/Share(2)	$ millions	$/Share(2)
Funds from operations - 2013 (1)	201.2	0.65	403.6	1.30
Volume variance
Crude oil and liquids	56.5	0.17	105.6	0.34
Natural gas	19.9	0.06	25.5	0.08
Price variance
Crude oil and liquids	47.1	0.15	90.5	0.30
Natural gas	40.1	0.13	114.9	0.36
Realized gain or loss on risk management contracts	(23.7)	(0.07)	(48.5)	(0.15)
Unrealized gain or loss on risk management contracts related to current production periods (3)	(3.3)	(0.01)	(3.3)	(0.01)
Royalties	(20.8)	(0.07)	(52.6)	(0.17)
Expenses
Transportation	(3.0)	(0.01)	(9.0)	(0.03)
Operating	(3.8)	(0.01)	(14.4)	(0.05)
General and administrative ("G&A")	3.5	0.01	12.8	0.04
Interest	(0.9)	—	(2.6)	(0.01)
Current tax	(16.7)	(0.05)	(34.3)	(0.11)
Realized gain or loss on foreign exchange	(0.3)	—	(0.1)	—
Diluted shares	—	(0.02)	—	(0.03)
Funds from operations - 2014 (1)	295.8	0.93	588.1	1.86

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and six months ended June 30, 2014 and 2013. Also refer to the "Funds from Operations" section in the MD&A for the three and six months ended June 30, 2014 and 2013 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average shares, diluted.
(3)	ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of gains or losses associated with these contracts that relate to production periods for the three and six months ended June 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.

Operating Netbacks

ARC's second quarter and first half 2014 operating netbacks, before hedging, of $37.41 per boe and $38.02 per boe were 33 per cent and 35 per cent higher than comparable periods of 2013, respectively.  After hedging, ARC's second quarter and first half 2014 netbacks were $34.88 per boe and $35.68 per boe, respectively, 23 per cent and 25 per cent higher than comparable periods in 2013.  The increase was primarily due to higher crude oil and natural gas prices in 2014, partially offset by hedging losses.

ARC's second quarter total corporate royalty rate of 14.2 per cent ($8.02 per boe) decreased from 14.8 per cent ($7.01 per boe) in the second quarter of 2013 due to additional natural gas drilling credits and a higher proportion of NGL production in BC which has a lower effective NGL royalty rate than Alberta.  ARC's first half 2014 total corporate royalty rate of 14.3 per cent ($8.21 per boe) increased relative to 13.8 per cent ($6.31 per boe) in the first half of 2013 due to higher crude oil and natural gas prices in 2014.

Second quarter and first half 2014 operating expenses of $9.11 per boe and $9.04 per boe, respectively, were 11 per cent and five per cent lower than comparable periods of 2013.  Lower per boe operating expenses were attributed to increased production, the addition of new production at lower relative operating costs, and lower average electricity costs in 2014.

Transportation costs of $2.02 per boe in the second quarter of 2014 were relatively flat compared to the second quarter of 2013, while first half 2014 transportation costs of $1.97 per boe were 15 per cent higher than $1.72 per boe in the first half of 2013. Higher transportation costs in 2014 were primarily due to ARC taking control of transportation arrangements for a higher portion of production in order to most effectively move its production to market.  Previously, ARC sold a larger portion of production at the wellhead. With many crude oil and liquids pipelines being at or near capacity, ARC incurred additional transportation expenses throughout 2013 and into 2014 as it was necessary to use additional methods of transport to move production to market.

Risk Management

ARC has hedge contracts in place to protect prices on crude oil volumes through 2014 and into 2015 and natural gas volumes through 2019.  Approximately 50 per cent of total forecast production is currently hedged for the remainder of 2014 at prices that support ARC's business plan.

Approximately 45 per cent of forecast crude oil and condensate production is currently hedged for the remainder of 2014 at an average floor/ceiling price of approximately US$90/US$100 per barrel. ARC also has "Sold Floors" on 5,000 barrels per day at an average price of US$70 per barrel for the remainder of 2014. The "Sold Floors" limit the downside protection and reduce ARC's overall hedging transaction costs.

Approximately 60 per cent of forecast natural gas production is currently hedged for the remainder of 2014 at an average floor/ceiling price of US$4.03/US$4.17 per mmbtu.  Additional natural gas production is hedged in 2015 through 2018 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for the remainder of 2014 through 2019.

ARC has an active foreign exchange hedging program to manage the exposure to movements in the Cdn$/US$ exchange rates in relation to US dollar denominated crude oil and natural gas prices.  ARC has positions in place for the remainder of 2014 and 2015 as outlined in the table below.

The following table summarizes ARC's commodity and foreign exchange hedge positions for the remainder of 2014 through 2019.  ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty of future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 8 "Financial Instruments and Market Risk Management" in the unaudited Condensed Interim Consolidated Financial Statements for the years ended June 30, 2014 and 2013.

Hedge Positions Summary (1)
As at July 30, 2014	Remainder of 2014		2015		2016 - 2017		2018		Jan - June 2019
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	100.00	18,000	100.83	2,975	—	—	—	—	—	—
Floor	90.00	18,000	90.00	2,975	—	—	—	—	—	—
Sold Floor	70.00	5,000	—	—	—	—	—	—	—	—
Natural Gas (3)	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day
Ceiling	4.17	240,000	4.65	165,000	4.95	100,000	5.00	50,000	—	—
Floor	4.03	240,000	4.00	165,000	4.00	100,000	4.00	50,000	—	—
Natural Gas - AECO Basis (4)	AECO NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day	AECO/ NYMEX	mmbtu/ day
Swap (percentage of NYMEX)	89.8	190,000	90.5	130,000	90.5	130,000	88.9	44,959	90.8	20,000
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0740	264,000	1.0725	48,000	—	—	—	—	—	—
Floor	1.0436	264,000	1.0463	48,000	—	—	—	—	—	—

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 "Financial Instruments and Market Risk Management" in the financial statements for the three and six months ended June 30, 2014.
(2)	The crude oil prices in this table are referenced to WTI. For 2014, all floor positions settle against the monthly average WTI price. Positions establishing the "ceiling" have been sold against the monthly average WTI price.
(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.
(4)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

ARC incurred cash losses of $25.4 million on its commodity, foreign currency and power hedging program during the second quarter of 2014 due to increased commodity prices.  Given that ARC hedged approximately 50 per cent of production in the second quarter of 2014, the remaining 50 per cent of ARC's production realized the full value of higher commodity prices in the quarter.

OPERATIONAL REVIEW

ARC spent $236.1 million on capital activities, before land and net acquisitions, in the second quarter of 2014, drilling 37 gross operated wells (18 oil wells, seven liquids-rich gas wells and 12 natural gas wells).  First half capital spending on drilling and development activities was $478.1 million to drill 97 gross operated wells (61 oil wells, 16 liquids-rich gas wells and 20 natural gas wells).  ARC's capital program focused on high rate of return oil and liquids development at Ante Creek, Parkland, Tower, Pembina and southeast Saskatchewan, and low cost, high rate of return natural gas development at Dawson and Sunrise.

ARC achieved record production of 110,165 boe per day, 18 per cent higher than the second quarter of 2013 and four per cent higher than the first quarter of 2014. Higher production was the result of new wells at Parkland/Tower following the commissioning of the new gas processing and liquids handling facility in late 2013, and new wells brought on production at Sunrise. Second quarter production was reduced by approximately 2,400 boe per day due to turnaround, maintenance and facility optimization activities conducted at various properties.  Unexpected third party pipeline maintenance in NEBC resulted in 55 mmcf per day of Dawson gas production being shut-in for approximately two weeks in June (1,400 boe per day quarterly impact) and proactive pipeline integrity maintenance at Redwater resulted in 1,200 boe per day of oil production being shut-in for approximately five weeks (500 boe per day quarterly impact).  Turnaround, maintenance and optimization activities at two facilities in Ante Creek resulted in production downtime of approximately 500 boe per day during the second quarter. Flooding in southeast Saskatchewan and Manitoba had minimal impact on production in the second quarter; ARC shut in approximately 300 boe per day of oil production at the end of the quarter largely due to restricted access to certain sites, limiting the ability to truck the oil production; all southeast Saskatchewan and Manitoba production was back on-stream early in the third quarter.

Second quarter oil and liquids production of 43,958 barrels per day (40 per cent of total production) was 20 per cent higher than the second quarter of 2013. Crude oil and liquids production has increased approximately 40 per cent since 2010 due to a deliberate focus on high value oil and liquids-rich gas development which started in 2011.

ARC continues to optimize its asset base; growing our presence in key areas through land purchases and "tuck-in" acquisitions and divesting of non-core assets.  During the first half of 2014, ARC added approximately 50 net sections of lands, primarily in the Montney region of BC and Alberta, and divested 2,400 boe per day of non-core shallow gas assets in April 2014.

ARC had a very active second quarter and was able to continue drilling through spring breakup as many of ARC's current operations were planned in close proximity to main roads, thus limiting significant downtime associated with a typical spring break-up and weather-related access restrictions.  Pad drilling programs will comprise a significant portion of ARC's 2014 capital development activities throughout its asset base.  Pad drilling is expected to decrease overall per well costs to drill, complete and tie-in, but do result in longer cycle time from the start of drilling until the wells commence production, as all drilling and completion activities must be completed on all wells before they are brought on-stream.

ARC's Board approved a $60 million increase to the 2014 capital program from $915 million to $975 million.  The additional funds will be allocated to certain strategic initiatives in the BC and Alberta Montney region.  ARC plans to initiate a pilot to drill and test two wells into the Lower Montney zone at Dawson to assess the potential for higher liquids content.  At Dawson, ARC also plans to drill three vertical service wells (one acid gas injection well, one water injection well and one water source well) in anticipation of a future facility expansion.  ARC plans to allocate additional capital to cover scope changes including tighter frac spacing and pilot initiation and towards certain projects in the latter portion of 2014 which are expected to add volumes in 2015. The additional capital is not expected to deliver significant incremental production in 2014 due to the nature and timing of the projects; therefore ARC is maintaining full year production guidance of 110,000 to 114,000 boe per day for 2014.

Ante Creek

ARC has a land position of 360 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential. Second quarter 2014 Ante Creek production averaged 17,800 boe per day (55 per cent oil and liquids), 52 per cent higher than the second quarter of 2013 attributed to strong well results as new wells were brought on-stream to fill new facilities, which were commissioned in February 2012.  Second quarter 2014 production was down approximately 500 boe per day for turnaround, maintenance and optimization activities at two facilities.

During the first half of 2014, ARC spent $76 million on capital activities at Ante Creek.  ARC drilled five gross operated oil wells in the second quarter of 2014 (18 gross operated oil wells drilled in the first half of 2014).  ARC continues to down-space horizontal drills from 400 meter inter-well spacing to 200 meter inter-well spacing at Ante Creek on prospective lands that had previously been horizontally drilled and were in close proximity to existing infrastructure.  ARC has tested the downspacing at various locations throughout the land base. Results to date have been promising and ARC expects that the down-spacing will yield higher recoveries and maximize the value of field development.

ARC acquired ownership of a 20 mmcf per day gas processing facility and a 73 kilometer gathering system located in the northern portion of ARC's land base at Ante Creek during the first quarter of 2014.  ARC anticipates improved operating efficiencies and lower operating costs resulting from operatorship of the facility and elimination of third party processing and transportation fees.  ARC continues to assess infrastructure requirements in conjunction with future development plans for Ante Creek.  Additional facilities will be required if ARC increases production much beyond current levels.

ARC plans to drill additional Montney oil wells and continue to delineate this large, prospective land base in the second half of 2014.  ARC expects 2014 production to average 17,000 boe per day (approximately 50 per cent crude oil and liquids), representing an estimated 35 per cent increase relative to 2013 average production.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern BC. ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.

ARC commissioned the new Parkland/Tower gas processing and liquids handling facility late in 2013 and brought  production on-stream through the new facility throughout the first half of 2014. The new facility has a design capacity of approximately 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGLs).

During the first half of 2014, ARC spent $155 million on capital activities at Parkland/Tower.  ARC drilled seven gross operated liquids-rich natural gas wells at Parkland during the second quarter of 2014 and five gross operated oil wells were drilled at Tower (15 gross operated Parkland wells and nine gross operated Tower wells drilled during the first half of 2014).  Parkland/Tower production averaged 20,600 boe per day in the second quarter of 2014 (30 per cent crude oil and liquids and 70 per cent natural gas), up 25 per cent from the second quarter of 2013 and 24 per cent higher than the first quarter of 2013 as a result of new wells producing through the new facility.

Production from the Tower 12-16 pad remained strong throughout the second quarter with seven of the eight wells on the 12-16 pad producing in an unconstrained environment and performing above type curve.  The best well on the 12-16 pad, the B12-16 well, has delivered cumulative production of greater than 55,000 barrels of oil over six months of production. Strong performance at the 12-16 pad is attributed to a new completion technique involving the application of a slickwater frac with tighter inter-frac spacing and more sand tonnage per well.  Based on the favorable production rates at 12-16, ARC executed similar completions on other wells in the area in the second quarter of 2014.

At Parkland, ARC brought on production the 9-4 pad.  This four well pad has been producing for two months at 12 mmcf per day of natural gas and 3,700 barrels per day of liquids.  The exceptional results to date are attributed to optimized completion design utilizing an open-hole packer system and tighter frac spacing with slickwater fracs.

ARC plans to drill additional liquids-rich natural gas wells at Parkland and oil wells at Tower in the second half of 2014; all wells will be drilled on pads with four to eight wells per pad. Over the course of 2014, Parkland/Tower production will increase as new wells come on-stream, utilizing the new processing facility.

Pembina

ARC's Pembina Cardium assets continues to deliver strong well performance, resulting in second quarter 2014 production of approximately 11,250 boe per day (82 per cent light oil and liquids). Second quarter and first half 2014 Pembina production was down 10 per cent relative to 2013 levels due to the divestment of approximately 1,600 boe per day (approximately 78 per cent natural gas) of non-core assets during the third quarter of 2013.  ARC drilled four gross operated horizontal Cardium oil wells at Pembina during the second quarter of 2014.  ARC spent $55 million on capital activities at Pembina and drilled 18 gross operated Cardium horizontal oil wells during the first half of 2014.

ARC continued with testing of two horizontal water injection pilot projects at Pembina. Results to date from the pilot projects indicate that the waterflood management is contributing incremental oil to more than offset base declines at producing wells in the area.

ARC expects 2014 annual average production to be approximately 12,000 boe per day. ARC's deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow. ARC will continue with extensive work on waterflood management at Pembina in 2014 to optimize reservoir recoveries.

Dawson

ARC's Dawson Montney play is the foundation of ARC's profitable low cost natural gas business. Dawson production averaged 160 mmcf per day of natural gas and 1,000 barrels per day of condensate and liquids during the second quarter of 2014.  Strong performance and increased throughput at the Dawson plant was offset by downtime attributed to unexpected third party pipeline maintenance which resulted in 55 mmcf per day of Dawson gas production being shut-in for approximately two weeks in June (1,400 boe per day quarter impact).  Dawson continues to perform well, delivering robust economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs.  ARC spent $47 million on capital activities at Dawson during the first half of 2014 and drilled 10 gross operated natural gas wells.

ARC plans to drill and test two wells into the Lower Montney to assess the potential for higher liquids content and drill three vertical service wells (one acid gas injection well, one water injection well and one water source well) in anticipation of a future facility expansion at Dawson. ARC expects Dawson production to remain stable at current maximum facility capacity levels through 2014 and into 2015.

Sunrise

At Sunrise, a natural gas Montney play in northeastern BC, ARC has a land position of 32 net sections. The Sunrise property has a significant natural gas resource base, low capital and operating costs, and potential for multilayer development, resulting in high rates of return even at relatively low natural gas prices. ARC has been piloting production at Sunrise since the third quarter of 2011 through third party facilities.  Second quarter 2014 Sunrise production was approximately 35 mmcf per day of natural gas production, up 78 per cent relative to the second quarter of 2013 and 46 per cent higher than the first quarter of 2014 due to new wells brought on-stream.  ARC's Sunrise natural gas wells are producing from four layers of the Montney.

During the first half of 2014, ARC spent $60 million on capital activities at Sunrise and drilled 10 gross operated horizontal natural gas wells. ARC finished construction of facility infrastructure to a third party processing facility and completed all wells on the first pad, bringing production on-stream through the third party facility during the second quarter.  ARC tested production from a fourth zone at Sunrise during the second quarter, an additional zone within the Upper Montney, which yielded positive test results and confirmed the economic viability of the fourth layer. The wells drilled into the additional zone of the Upper Montney are currently on production at a restricted rate of just over six mmcf per well per day of natural gas with high flowing pressure of 2,000 psia.

ARC expects Sunrise production to grow from 20 mmcf per day to 60 mmcf per day throughout the course of 2014, averaging approximately 35 mmcf per day in 2014; representing a greater than 90 per cent year-over-year increase in production. ARC is proceeding with the construction of an ARC operated 60 mmcf per day gas processing facility, which is scheduled to be on-stream by late 2015.  ARC has commenced initial engineering, design and field studies for the new facility and expects to break ground in late 2014. The 2014 capital program includes some pre-spending for long lead equipment and supplies in relation to the new gas processing facility construction.

Attachie

At Attachie, a liquids-rich natural gas Montney play located in northeast BC, ARC has a land position of 143 net sections. Prior to 2013, ARC had drilled and tested four horizontal wells, the 4-20 horizontal well on the western portion of the lands and three wells on the eastern portion of the lands.

During the fourth quarter of 2013, ARC drilled one gross operated horizontal well, the 16-16 well, offsetting the 4-20 well and entered into a processing agreement with a third party to initiate pilot production from the two wells on the western portion of the lands.  During the first quarter of 2014, ARC completed the 16-16 well and tied both wells into the third party facility.  ARC initiated pilot production from both wells in the second quarter of 2014 with promising results.  The two wells have produced at a combined total average rate of 5.5 mmcf per day of natural gas, 450 barrels per day of condensate and 150 barrels per day of NGLs over four months of production to date. ARC has restricted production rates on the wells while monitoring performance during the initial production period.  ARC will evaluate production from the wells on the western portion of the Attachie lands for an extended period to determine the potential for future commercial development at Attachie.

Septimus

At Septimus, a liquids-rich natural gas Montney play located in northeast BC, ARC has a land position of 22 net sections. During the first quarter of 2014, ARC entered into a processing agreement with a third party to initiate pilot production at Septimus.  ARC tied the A13-11 well into the third party facility during the first quarter of 2014 and commenced initial pilot production from the well on an interruptible basis during the second quarter of 2014.  Production from the A13-11 well has been restricted at a facility constrained rate of five mmcf per day of natural gas and 30 barrels per day of liquids at a flowing pressure of 1,600 psia since commencing production in mid-April 2014. ARC will evaluate pilot production for an extended period to determine the potential for future commercial development at Septimus.

Southeast Saskatchewan and Manitoba

Second quarter production in this region averaged approximately 10,800 boe per day of light oil, down five per cent from the second quarter of 2013. During the first half of 2014, ARC spent $38 million on capital activities in this region.  ARC drilled three gross operated oil wells in the second quarter of 2014 and 15 gross operated oil wells during the first half of 2014.

ARC expects annual average production to be approximately 12,000 boe per day in 2014. This region contributes high quality, high netback crude oil and generates significant cash flow to fund development opportunities throughout ARC's asset base.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the second quarter of 2014.  The Board of Directors has confirmed a dividend of $0.10 per share for July 2014, payable on August 15, 2014, and has conditionally declared a monthly dividend of $0.10 per share for August 2014 through October 2014 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
July 29, 2014	July 31, 2014	August 15, 2014	$0.10 (1)
August 27, 2014	August 29, 2014	September 15, 2014	$0.10 (2)
September 26, 2014	September 30, 2014	October 15, 2014	$0.10 (2)
October 29, 2014	October 31, 2014	November 17, 2014	$0.10 (2)

(1)	Confirmed on July 16, 2014.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

ARC's Board of Directors approved a modification to the Dividend Reinvestment Program ("DRIP") and Stock Dividend Program ("SDP") whereby the discount applicable to common shares acquired or issued under both plans will be reduced to three per cent from the current discount of five per cent.  The change will take effect for the September 15, 2014 dividend payment for shareholders on record as of August 31, 2014.

During the second quarter of 2014, ARC declared dividends of $94.8 million, of which $8.8 million was issued in the form of common shares under the SDP and $26.9 million was reinvested into ARC shares through the DRIP.  The DRIP and SDP are a source of funding for ARC's capital programs.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

Given ARC's significant inventory of high quality projects and strong results during the first half of 2014, the Board approved an increase in the 2014 capital budget from $915 million to $975 million; the additional funds will be allocated primarily towards acceleration of certain strategic initiatives in the BC Montney region. ARC is well into the execution of its 2014 capital budget with a continued focus on oil and liquids-rich gas development to capitalize on the strength of crude oil prices and natural gas development spending in low cost, high rate of return natural gas projects.  The 2014 planned capital program excludes unbudgeted amounts for the acquisition of land and small producing properties.

ARC expects 2014 production to be in the range of 110,000 to 114,000 boe per day, representing significant year-over-year production growth relative to 2013 levels.  A significant portion of the 2014 production growth will come from Parkland/Tower and Sunrise.  ARC will pursue the most cost effective means of financing its 2014 capital program through a combination of funds from operations, DRIP and SDP, existing credit facilities, and proceeds from potential non-core property dispositions.

Through the first half of 2014, certain results varied from full year 2014 guidance estimates, accordingly, ARC has revised certain guidance estimates as outlined in the table below.  ARC's annual 2014 production guidance of 110,000 to 114,000 boe per day for 2014 is unchanged, however ARC has revised estimates for natural gas, condensate and NGL production to reflect results through the first half of 2014.  Annual 2014 natural gas production guidance was reduced due to the divest of 2,400 boe per day of shallow gas assets early in the second quarter of 2014.  Annual 2014 production guidance for condensate and NGLs increased due to strong well performance at Parkland/Tower during the first half of 2014.  Guidance for transportation expenses increased as ARC has taken control of transportation arrangements for a higher portion of production, thereby incurring higher transportation costs; in most cases the increase in transportation costs is offset by higher realized prices.  Current income tax expense guidance for 2014 increased due to higher commodity prices received during the first half of 2014 and forecast for the remainder of 2014.  ARC expects that results will closely approximate full year guidance estimates as the year progresses.

	Original 2014 Guidance	Revised 2014 Guidance	2014 YTD	% Variance from Original Guidance
Production (2)
Oil (bbl/d)	35,000 - 37,000	35,000 - 37,000	36,391	—
Condensate (bbl/d)	2,300 - 2,500	3,400 - 3,700	3,679	47
Gas (mmcf/d)	415 - 425	405 - 415	383.5	(8)
NGLs (bbl/d)	3,700 - 4,000	3,800 - 4,100	3,962	—
Total (boe/d)	110,000 - 114,000	110,000 - 114,000	107,944	(2)
Expenses ($/boe)
Operating	9.20 - 9.60	9.20 - 9.60	9.04	(2)
Transportation	1.70 - 1.80	2.00 - 2.20	1.97	9
G&A (1)	2.20 - 2.40	2.20 - 2.40	1.99	(10)
Interest	1.10 - 1.20	1.10 - 1.20	1.19	—
Current income tax ($ millions) (3)	60 - 70	80 - 100	47.0	N/A
Capital expenditures before land purchases and net property dispositions ($ millions)	915	975	478.1	N/A
Land purchases and net property acquisitions ($ millions)	—	—	26.8	N/A
Weighted average shares, diluted (millions)	317	317	316	N/A

(1)	The 2014 guidance for G&A expenses per boe was based on a range of $1.45 - $1.55 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.85 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the six months ended June 30, 2014 were $1.51 per boe and $0.48 per boe, respectively.
(2)	Revised 2014 production guidance does not take into account the impact of any dispositions that may occur during the remainder of the year. Actual dispositions that have closed prior to June 30, 2014 have been reflected in the revised 2014 production guidance above.
(3)	Current income tax of $47.0 million for the six months ended June 30, 2014 reflects a prorated estimate of the 2014 annual cash tax obligation based on commodity prices received to date and the outlook for commodity prices for the remainder of 2014.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating costs under the heading "Operating Netbacks", as to its risk management plans for 2014 and beyond under the heading "Risk Management", as to its production, exploration and development plans for 2014 and beyond under the heading "Operational Review", and all matters including 2014 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $11 billion. ARC expects 2014 oil and gas production to average 110,000 to 114,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
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ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 17:30e 30-JUL-14